SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

New Petrobras CEO

Rio de Janeiro, February 9th, 2012 – Petrobras informs that its Board of Directors elected Maria das Graças Silva Foster as CEO, replacing José Sergio Gabrielli de Azevedo. Mr. Gabrielli will remain in office until next Monday, February 13th, when the new CEO will take office.

José Sergio Gabrielli de Azevedo is also leaving the Company’s Board of Directors, which elected Maria das Graças Silva Foster as new member. This election, according to the provisions of the Brazilian legislation and Petrobras’ By-law, is valid until the next General Shareholders Meeting.

Maria das Graças Silva Foster has worked at Petrobras for 31 years. She has been Director for Gas and Energy and CEO of Gaspetro - Petrobras Gás S.A since 2007. Mrs. Maria das Graças Foster has a Bachelor’s Degree in Chemical Engineering from the Federal Fluminense University (UFF), a Master’s Degree in Chemical Engineering and a Graduate Degree in Nuclear Engineering from the Rio de Janeiro Federal University (COPPE/UFRJ). She also has an MBA in Economics from Fundação Getulio Vargas (FGV/RJ).

Aside from occupying different executive level offices in the Company, Maria das Graças Silva Foster has been CEO of Petroquisa – Petrobras Química S.A., and CEO and CFO of Petrobras Distribuidora S.A. She is Chairwoman of the Board of TBG – Transportadora Brasileira Gasoduto Bolívia-Brasil S.A., and TAG – Transportadora Associada de Gás S.A, and is member of the Board of Director of Transpetro – Petrobras Transporte S.A., Petrobras Biocombustível S.A. and Braskem S.A.

In her career, she was also Secretary of Oil, Natural Gas and Renewable Fuels at the Brazilian Ministry of Mines and Energy from January 2003 to September 2005.

Petrobras is grateful for the contributions of José Sergio Gabrielli de Azevedo as CEO and member of its Board. We thank Mr. Gabrielli for his leadership skills, technical competence and high level of professionalism and dedication during his administration.

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.